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                          May 24, 2023

       Silviu Itescu
       Chief Executive Officer and Managing Director
       Mesoblast Limited
       Level 38, 55 Collins Street
       Melbourne, VIC 3000, Australia

                                                        Re: Mesoblast Limited
                                                            Registration
Statement on Form F-3
                                                            Filed May 18, 2023
                                                            File No. 333-272029

       Dear Silviu Itescu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Andrew Reilly, Esq.